UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

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Commission File Number: 001-13738

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PSYCHEMEDICS CORPORATION

(Exact name of registrant as specified in its charter)

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5220 Spring Valley Road, Suite 230

Dallas, Texas
(800) 527-7424

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Common Stock, par value $0.005 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 47.

Pursuant to the requirements of the Securities Exchange Act of 1934, Psychemedics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2025

PSYCHEMEDICS CORPORATION

By:	/s/ Brian Hullinger
Name: Brian Hullinger
Title: President and Chief Executive Officer